 [UNIVERSAL FOG LETTERHEAD]

September 21, 2006

United States Securities and Exchange Commission

Attn: Mr. John Reynolds, Assistant Director, Office of Emerging Growth Companies

Washington, D.C. 20549

Mail Stop 3561

RE:	Universal Fog, Inc.
Pre-Effective Amendment 5 to Registration Statement on Form SB-2
File Number: 333-128831

Filed: July 28, 2006

Dear Mr. Reynolds:

We are writing in response to your comment letter dated August 17, 2006 regarding the above referenced registration statement. Our responses to your comments follow each of the comments below.

Liquidity and Capital Resources, page 9

1. On page 11 you state your mortgage is due and payable on May 30, 2006. However, in other areas of the document you state, on March 29, 2006, the mortgage was refinanced and is not due until May 30, 2011. Revise MD&A to include all of the updated terms and conditions of the new mortgage agreement and revise the notes to the financial statements accordingly as well.

The disclosure has been revised to address the comment.

Certain Relationships and Related Transactions, page 21

2. We reissue comment 3 of our letter dated June 30, 2006. Please clarify the statement, “This transaction was valued at approximately one half of the per share value of the second private placement.” You state in the correspondence that the disclosure has been revised to clarify the statement. However, we cannot locate such clarification. Please advise or revise.

Please see the seventh paragraph on page 25 of the revised disclosure for clarification. Our previous response eliminated the reference to valuation of the transaction since it was a negotiated transaction based on total shares returned for the total outstanding subscription receivable and valuation of the shares was not involved in the negotiation.

Financial Statements

3. Please amend your filing to include updated financial statements and an updated auditor’s consent.

The filing includes updated financial statements and auditor’s consent.

Financial Statements

Note 5 – Commitments and Contingencies

Sundown Distributorship

4. With respect to our previous comment 9, we note your revisions to Note 5. It does not appear you have a basis for recording an asset of $50,000 since the agreement may be cancelled by Sundown within 30 days written notice, the distribution of outdoor lighting products differs substantially from your historical operations in the custom design and manufacture of high pressure mist systems, and you have a history of operating losses. Please revise to restate your financial statements as of December 31, 2005, or explain to us in as much detail as necessary, how the $50,000 payment meets the definition of an asset in accordance with generally accepted accounting principles.

Please see Note 5 in the revised disclosure. Pursuant to our recent conference call with the SEC staff, we have revised our financial statements at 12/31/2005 to reflect the Sundown asset being charged to expense at that date. The revised Form 10KSB/A has been filed to reflect the foregoing change. In addition, the revised Forms 10QSB/A for the first and second quarters have also been filed to reflect the changes necessitated by the change to our 2005 financial statements.

Form 8-K filed on August 23, 2005

5. With respect to our previous comments 17-19, you state you filed an amended Form 8-K on June 4, 2006. We did not note any filing on such date nor could we find the location of the amended Form 8-K on any other date. Please advise.

The amended Form 8-K was filed on April 25, 2006 and is viewable on the public side of EDGAR. The June 4, 2006 date was submitted in error.

10-QSB for the Quarter Ended March 31, 2006

6. We reissue comment 20 of our comment letter dated June 30, 2006. We note your disclosure that your certifying officers concluded that your “disclosure controls and procedures are effective in timely alerting them to material information relative to our company required to be disclosed in our periodic filings with the SEC.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by the company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

The disclosure has been revised in the amended Form 10QSB/A to address the comment.

Any questions regarding the revised filing or this letter should be directed to the Company’s counsel, David M. Rees, of the law firm of Vincent & Rees, LC, 175 East 400 South, Suite 1000, Salt Lake City, Utah 84111, telephone (801) 303-5730.

Sincerely,

Universal Fog, Inc.

By:	/s/ Tom A. Bontems
Tom A. Bontems
Chairman, Chief Executive Officer
and Chief Financial Officer